Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, and the Product Supplement STEPS-1 dated August 30, 2013)	Filed Pursuant to Rule 433 Registration No. 333-190038

Subject to Completion

Preliminary Term Sheet dated September 3, 2013

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page S-8 of product supplement STEPS-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.540 and $9.684 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-9 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2) (3)	$10.000	$
Underwriting discount (2) (3)	$0.175	$
Proceeds, before expenses, to Barclays	$9.825	$

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.
(2)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively.

(3)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.825 per unit and $0.000 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

September     , 2013

Units

$10 principal amount per unit

CUSIP No.

Pricing Date* September , 2013

Settlement Date* September , 2013

Maturity Date* October , 2014

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

STEP Income Securities® Linked to the

Common Stock of The Hartford Financial Services Group, Inc.

Maturity of approximately one year and one week

Interest payable quarterly at the rate of 9.00% per year

A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 109.00% of the Starting Value

1-to-1 downside exposure to decreases in the Underlying Stock , with up to 100% of your principal at risk

All payments on the notes subject to the credit risk of Barclays Bank PLC

Limited secondary market liquidity, with no exchange listing

The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the US Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Summary

The STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc. (the “Underlying Stock”), due October     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes provide quarterly interest payments. Additionally, if the Ending Value of the Underlying Stock is at or above the Step Level, the notes will also provide a payment of [$0.10 to $0.50] per unit at maturity. If the Ending Value is less than the Step Level, the Redemption Amount will not be greater than your principal amount. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the principal amount of your notes, and may be as low as zero. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Underlying Stock. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Step Payment for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Step Payment) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-9.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year and one week
Underlying Stock:	Common stock of Hartford (the “Underlying Company”) (NYSE symbol: HIG)
Starting Value:	The Volume Weighted Average Price on the pricing date.
Volume Weighted Average Price:

The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.

Ending Value:

The Closing Market Price of the Underlying Stock on the valuation date, multiplied by the Price Multiplier. The valuation date is subject to postponement in the event of Market Disruption Events, as described beginning on page S-21 of product supplement STEPS-1.

Valuation Date:	The fifth scheduled trading day immediately prior to the maturity date.
Interest Rate:	9.00% per year
Interest Payment Dates:	January , 2014, April , 2014, July , 2014 and October , 2014
Step Payment:	[$0.10 to $0.50] per unit, which represents a return of [1% to 5%] of the Original Offering Price. The actual Step Payment will be determined on the pricing date.
Step Level:	109.00% of the Starting Value, rounded to two decimal places.
Threshold Value:	100% of the Starting Value.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-9.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock as described beginning on page S-22 of product supplement STEPS-1.
Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Redemption Amount Determination

In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:

STEP Income Securities®	TS-2

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement STEPS-1 dated August 30, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513353567/d591694d424b2.htm

▪	Series A MTN prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

▪	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STEPS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Ending Value will be greater than or equal to the Step Level.

▪	You seek interest payments on your investment.

▪	You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪	You accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Starting Value.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Stock.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2 and TS-9.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Ending Value will be less than the Step Level.

▪	You anticipate that the price of the Underlying Stock will increase substantially and do not want a payment at maturity that is limited to the Step Payment.

▪	You seek principal protection or preservation of capital.

▪	In addition to interest payments, you seek an additional guaranteed return above the principal amount.

▪	You seek to receive dividends or other distributions paid on the Underlying Stock.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

STEP Income Securities®	TS-3

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical payments on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Level, Step Payment, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100;

2)	a Threshold Value of 100;

3)	a Step Level of 109;

4)	a Step Payment of $0.30 per unit (the midpoint of the Step Payment range of [$0.10 to $0.50] per unit);

5)	an expected term of the notes of approximately one year and one week; and

6)	the interest rate of 9.00% per year.

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Underlying Stock. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115 (115% of the Starting Value)

The Ending Value is greater than the Step Level. Consequently, in addition to the quarterly interest payments, you will receive on the maturity date the principal amount of your notes plus the Step Payment of $0.30 per unit. The Redemption Amount per unit on the maturity date will therefore be equal to $10.30 per unit ($10.00 plus the Step Payment of $0.30 per unit).

Example 2

The Ending Value is 105 (105% of the Starting Value)

The Ending Value is greater than the Starting Value but below the Step Level. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date. The Redemption Amount per unit on the maturity date will therefore be equal to $10.00.

Example 3

The Ending Value is 70 (70% of the Starting Value)

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date, and you will participate on a 1-for-1 basis in the decrease in the price of the Underlying Stock. The Redemption Amount per unit will equal:

$10 –	[	$10 ×	(100.00 – 70.00)	]	= $7.00
100.00

On the maturity date, you will receive the Redemption Amount per unit of $7.00.

STEP Income Securities®	TS-4

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Summary of the Hypothetical Examples

	Example 1	Example 2	Example 3

	The Ending Value is greater than or equal to the Step Level	The Ending Value is less than the Step Level but greater than or equal to the Starting Value	The Ending Value is less than the Starting Value and the Threshold Value

Starting Value	100.00	100.00	100.00

Ending Value	115.00	105.00	70.00

Step Level	109.00	109.00	109.00

Threshold Value	100.00	100.00	100.00

Interest Rate (per year)	9.00%	9.00%	9.00%

Step Payment	$0.30	$0.00	$0.00

Redemption Amount per Unit	$10.30	$10.00	$7.00

Total Return of the Underlying Stock (1)	17.06%	7.06%	-27.94%

Total Return on the Notes (2)	12.23%	9.23%	-20.77%

(1)	The total return of the Underlying Stock assumes:

(a)	the percentage change in the price of the Underlying Stock from the Starting Value to the Ending Value;

(b)	a constant dividend yield of 2.01% per year; and

(c)	no transaction fees or expenses.

(2)	The total return on the notes includes interest paid on the notes and assumes an expected term of the notes of approximately one year and one week.

STEP Income Securities®	TS-5

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement STEPS-1 and page S-6 of the Series A MTN prospectus supplement; identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level.

▪

Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

▪

The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪

The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪

The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-9. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪

The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪

A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪

Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Underlying Stock), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪

The Underlying Company will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.

▪	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪

While we, MLPF&S or our respective affiliates may from time to time own shares of the Underlying Company, we, MLPF&S and our respective affiliates do not control the Underlying Company, and are not responsible for any disclosure made by the Underlying Company.

▪

The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page S-22 of product supplement STEPS-1.

▪

There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes. We have the right to appoint and remove the calculation agents.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Considerations” beginning on page S-31 of product supplement STEPS-1.

STEP Income Securities®	TS-6

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. We have not independently verified the accuracy or completeness of the following information. The Hartford Financial Services Group, Inc. provides a range of insurance products. The company’s products include property and casualty insurance, annuities, life insurance, investments services, and group insurance. The company operates around the world.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 874766.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Company that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this term sheet or any accompanying prospectus, prospectus supplement or product supplement. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the New York Stock Exchange under the symbol “HIG.”

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through August 23, 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

		High ($)	Low ($)
2008	First Quarter	84.93	66.05
	Second Quarter	79.13	64.57
	Third Quarter	67.74	40.99
	Fourth Quarter	38.11	4.95

2009	First Quarter	19.68	3.62
	Second Quarter	18.16	10.98
	Third Quarter	28.62	22.43
	Fourth Quarter	29.20	23.16

2010	First Quarter	28.58	23.85
	Second Quarter	29.64	22.13
	Third Quarter	24.12	19.09
	Fourth Quarter	27.43	22.26

2011	First Quarter	30.80	24.75
	Second Quarter	28.97	23.81
	Third Quarter	27.05	15.82

STEP Income Securities®	TS-7

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

	Fourth Quarter	20.27	14.92

2012	First Quarter	22.02	16.37
	Second Quarter	21.95	16.10
	Third Quarter	20.34	15.93
	Fourth Quarter	22.88	19.41

2013	First Quarter	26.46	23.05
	Second Quarter	31.43	24.82
	Third Quarter (through August 23, 2013)	32.21	30.29

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

STEP Income Securities®	TS-8

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the interest payments on the notes and the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit. The amount that you will receive at maturity, other than the final interest payment on the notes, will depend on the performance of the Underlying Stock. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-8 and “Use of Proceeds” on page S-17 of product supplement STEPS-1.

STEP Income Securities®	TS-9

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Material U.S. Federal Income Tax Considerations

Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement STEPS-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement STEPS-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid income-bearing derivative contract with respect to the Underlying Stock.

If your notes are properly treated as a pre-paid income-bearing derivative contract, it would be reasonable (i) to treat the quarterly interest payments you receive on the notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference (if any) between the amount you receive at such time and your basis in the notes for U.S. federal income tax purposes. Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. In addition, it is possible that you should recognize ordinary income upon the sale of your notes to the extent of the portion of the sale proceeds that relates to accrued quarterly interest payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the quarterly interest payments and capital loss (if any) upon the sale or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the notes in the manner described above. No assurance can be given that the IRS or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page S-31 of product supplement STEPS-1 and one or more of these might ultimately govern the tax treatment of the notes.

As discussed further in product supplement STEPS-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect. Other alternative treatments for your notes may also be possible under current law. For example, it is possible that the notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield and projected payment schedule for the notes and pay tax accordingly, even though these amounts may exceed the quarterly interest payments that are made on the notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Underlying Stock that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any quarterly interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

STEP Income Securities®	TS-10

STEP Income Securities® Linked to the Common Stock of The Hartford Financial Services Group, Inc., due October , 2014

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

“STEP Income Securities®” and “STEPS®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

STEP Income Securities®	TS-11